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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Name of Issuer)
Common Stock
(Title of Class of Securities)
G0535E106
(CUSIP Number)
Janice V. Sharry, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 2, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 reflects changes to the information in the Schedule 13D relating to the common stock of the issuer filed July 9, 2007 by the reporting persons with the Commission (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
“On February 2, 2009, SOF exercised the Put Right under the Shareholders’ Agreement to sell to PEWC all 2,766,154 of the Put Shares for an amount equal to the Put Price of US $12,032,769.90, together with interest thereon pursuant to the Shareholders’ Agreement and the Notice of Put Exercise dated February 2, 2009 provided by SOF to PEWC.
Although SOF has exercised the Put Right, SOF has entered into discussions with PEWC with respect to possible alternatives to the exercise of the Put Right, including, without limitation, limiting the current exercise of the Put Right to only 51% of the Put Shares subject to amendments to the Shareholders’ Agreement and various other terms and conditions, in each case, satisfactory to SOF in its sole discretion. However, SOF is not obligated to agree to any such limitation or amendment and may elect to terminate such discussions at any time without notice and proceed with the sale of all of the Put Shares to PEWC.
This Item, including the description of the Notice of Put Exercise herein, is qualified in its entirety by reference to the Notice of Put Exercise, a copy of which is filed as an exhibit hereto and incorporated herein by reference.”
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
1
Joint Filing Agreement, dated as of July 9, 2007, by and between MSD Capital, L.P. and SOF Investments, L.P. (incorporated herein by reference from Exhibit 1 to the Schedule 13D filed July 9, 2007 by the reporting persons with the Commission relating to the common stock of the issuer)

2
Stock Purchase Agreement, dated as of June 28, 2007, by and among SINO-JP Fund Co., Ltd., SOF Investments, L.P., and MSD Capital, L.P. (incorporated herein by reference from Exhibit 2 to the Schedule 13D filed July 9, 2007 by the reporting persons with the Commission relating to the common stock of the issuer)

3
Shareholders’ Agreement, dated as of June 28, 2007, by and among Asia Pacific Wire & Cable Corporation Limited, Pacific Electric Wire & Cable Co., Ltd., and SOF Investments, L.P. (incorporated herein by reference from Exhibit 3 to the Schedule 13D filed July 9, 2007 by the reporting persons with the Commission relating to the common stock of the issuer)

4
Reimbursement Letter, dated as of June 28, 2007, by and between Pacific Electric Wire & Cable Co., Ltd. and SOF Investments, L.P. (incorporated herein by reference from Exhibit 4 to the Schedule 13D filed July 9, 2007 by the reporting persons with the Commission relating to the common stock of the issuer)

5	Notice of Put Exercise dated February 2, 2009 (filed herewith)

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2009	MSD CAPITAL, L.P.
	By:	MSD Capital Management LLC
Its: General Partner

	By:	/s/ Marc R. Lisker
		Name:	Marc R. Lisker
		Title:	Manager and General Counsel

SOF INVESTMENTS, L.P.
	By:	MSD Capital, L.P.
Its: General Partner

	By:	MSD Capital Management LLC
Its: General Partner

	By:	/s/ Marc R. Lisker
		Name:	Marc R. Lisker
		Title:	Manager and General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit
1
Joint Filing Agreement, dated as of July 9, 2007, by and between MSD Capital, L.P. and SOF Investments, L.P. (incorporated herein by reference from Exhibit 1 to the Schedule 13D filed July 9, 2007 by the reporting persons with the Commission relating to the common stock of the issuer)

2
Stock Purchase Agreement, dated as of June 28, 2007, by and among SINO-JP Fund Co., Ltd., SOF Investments, L.P., and MSD Capital, L.P. (incorporated herein by reference from Exhibit 2 to the Schedule 13D filed July 9, 2007 by the reporting persons with the Commission relating to the common stock of the issuer)

3
Shareholders’ Agreement, dated as of June 28, 2007, by and among Asia Pacific Wire & Cable Corporation Limited, Pacific Electric Wire & Cable Co., Ltd., and SOF Investments, L.P. (incorporated herein by reference from Exhibit 3 to the Schedule 13D filed July 9, 2007 by the reporting persons with the Commission relating to the common stock of the issuer)

4
Reimbursement Letter, dated as of June 28, 2007, by and between Pacific Electric Wire & Cable Co., Ltd. and SOF Investments, L.P. (incorporated herein by reference from Exhibit 4 to the Schedule 13D filed July 9, 2007 by the reporting persons with the Commission relating to the common stock of the issuer)

5	Notice of Put Exercise dated February 2, 2009 (filed herewith)